January 22, 2020

Bradley Nattrass
Principal Executive Officer
urban-gro, Inc.
1751 Panorama Point, Unit G
Lafayette, CO 80026

       Re: urban-gro, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 1, 2019
           File No. 000-55966

Dear Mr. Nattrass:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services